Mercedes-Benz Auto Receivables Trust 2022-1
Investor Report

Collection Period Ended   30-Nov-2022

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Oct-2022	30-Nov-2022		
Determination Date	13-Dec-2022			
Record Date	14-Dec-2022			
Distribution Date	15-Dec-2022			
Interest Period of the Class A-1 Notes (from... to)	22-Nov-2022	15-Dec-2022	Actual/360 Days	23
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	22-Nov-2022	15-Dec-2022	30/360 Days	23

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,170,000.00	393,170,000.00	270,979,712.40	122,190,287.60	310.782327	0.689218
Class A-2 Notes	693,000,000.00	693,000,000.00	693,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	657,000,000.00	657,000,000.00	657,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	124,000,000.00	124,000,000.00	124,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,867,170,000.00**	**1,867,170,000.00**	**1,744,979,712.40**	**122,190,287.60**		
Overcollateralization	47,871,393.47	47,871,393.47	47,876,034.84			
Adjusted Pool Balance	1,915,041,393.47	1,915,041,393.47	1,792,855,747.24			
Yield Supplement Overcollateralization Amount	221,029,289.69	221,029,289.69	205,674,479.38			
Pool Balance	**2,136,070,683.16**	**2,136,070,683.16**	**1,998,530,226.62**			

	Amount	Percentage
Initial Overcollateralization Amount	47,871,393.47	2.50%
Target Overcollateralization Amount	47,876,034.84	2.50%
Current Overcollateralization Amount	47,876,034.84	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	122,190,287.60	310.782327
Class A-2 Notes	5.260000%	2,328,865.00	3.360556	2,328,865.00	3.360556
Class A-3 Notes	5.210000%	2,186,897.50	3.328611	2,186,897.50	3.328611
Class A-4 Notes	5.250000%	415,916.67	3.354167	415,916.67	3.354167
Total		**$4,931,679.17**		**$127,121,966.77**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	135,976,397.62	(1) Total Servicing Fee	3,560,117.81
Interest Collections	15,320,266.89	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	1,304,375.94	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	0.00	fees (max. $250,000 p.a.)	
Purchase Amounts	132,191.89	(3) Interest Distributable Amount Class A Notes	4,931,679.17
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	114,745.18	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**152,847,977.52**	(6) Regular Principal Distributable Amount	122,190,287.60
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**152,847,977.52**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	22,165,892.94
		Total Distribution	**152,847,977.52**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	3,560,117.81	3,560,117.81	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,931,679.17	4,931,679.17	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	2,328,865.00	2,328,865.00	0.00
thereof on Class A-3 Notes	2,186,897.50	2,186,897.50	0.00
thereof on Class A-4 Notes	415,916.67	415,916.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,931,679.17	4,931,679.17	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	122,190,287.60	122,190,287.60	0.00
Aggregate Principal Distributable Amount	122,190,287.60	122,190,287.60	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,787,603.48
Reserve Fund Amount - Beginning Balance	4,787,603.48
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,836.64
minus Net Investment Earnings	3,836.64
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,787,603.48
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,836.64
Net Investment Earnings on the Collection Account	110,908.54
Investment Earnings for the Collection Period	114,745.18

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:
Class A-1 Notes $390M (18.9%), Class A-2 Notes $693M (33.6%), Class A-3 Notes $657M (31.9%), Class A-4 Notes $124M (6.0%), Certificates $197M (9.6%), Total $2,061M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $103,043,596, according to Regulation RR.
*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,136,070,683.16	55,476
Pool Balance beginning of Collection Period	2,136,070,683.16	55,476
Principal Collections	85,494,186.42	
Principal Collections attributable to Full Pay-offs	50,482,211.20	
Principal Purchase Amounts	132,191.89	
Principal Gross Losses	1,431,867.03	
Pool Balance end of Collection Period	1,998,530,226.62	54,096
Pool Factor	93.56%	

	As of Cutoff Date	Current
Weighted Average APR	4.40%	4.41%
Weighted Average Number of Remaining Payments	53.57	51.30
Weighted Average Seasoning (months)	13.45	15.80

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,992,489,708.21	53,982	99.70%
31-60 Days Delinquent	4,710,820.23	92	0.24%
61-90 Days Delinquent	1,329,698.18	22	0.07%
91-120 Days Delinquent	0.00	0	- %
Total	1,998,530,226.62	54,096	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.067%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	1,431,867.03	39	1,431,867.03	39
Principal Net Liquidation Proceeds	1,303,612.79		1,303,612.79	
Principal Recoveries	-		-	
Principal Net Loss / (Gain)	128,254.24		128,254.24	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.037%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.037%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.006%
Average Net Loss / (Gain)	3,288.57

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.